Exhibit 2.8

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Perpetual Energy Inc. (“Perpetual” or the “Company”)

Suite 3200, 605 – 5th Avenue S.W.

Calgary, Alberta

T2P 3H5

2.	Date of Material Change:

May 25, 2016

3.	News Release

On May 25, 2016 at Calgary, Alberta, a news release was issued and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

On May 25, 2016, Perpetual (i) disposed of its 30 percent partnership interest in Warwick Gas Storage LP (“WGS LP”) for $20 million; and (ii) swapped an additional $62.5 million aggregate principal amount of senior notes pursuant to its securities swap proposal whereby Perpetual offered to swap a portion of the Tourmaline Oil Corp. shares (the “Tourmaline Shares”) owned by Perpetual (the “Securities Swap Proposal”) on the basis of 21 Tourmaline Shares for each $1,000 principal amount of the 8.75% senior notes due March 15, 2018 (the “2018 Senior Notes”) and 20 Tourmaline Shares for each $1,000 principal amount of the 8.75% senior notes due July 23, 2019 (the “2019 Senior Notes” and together with the 2018 Senior Notes, the “Senior Notes”).

5.	Full Description of Material Change:

5.1	Full Description of Material Change

On May 25, 2016, Perpetual disposed of its 30 percent partnership interest in WGS LP for $20 million. The transaction included the disposition of Perpetual’s share of WGS LP’s $8.3 million of debt net of working capital held by the partnership. In addition, Perpetual received a net dividend of $0.5 million at closing, for effective total value of approximately $23 million.

On May 25, 2016, Perpetual swapped an additional $62.5 million aggregate principal amount of Senior Notes pursuant to the Securities Swap Proposal on the basis of 21 Tourmaline Shares for each $1,000 principal amount of the 2018 Senior Notes and 20 Tourmaline Shares for each $1,000 principal amount of 2019 Senior Notes. The additional $62.5 million Senior Notes swapped include $35.4 million of the 2018 Senior Notes and $27.2 million of the 2019 Senior Notes for 1,286,006 Tourmaline Shares owned by Perpetual.

In combination with $152.0 million aggregate principal amount of Senior Notes previously swapped pursuant to Securities Swap Proposal on April 27 and May 10, 2016, an aggregate of $214.4 million Senior Notes have been swapped for 4.402 million Tourmaline Shares owned by Perpetual. This includes $114.1 million of the 2018 Senior Notes and $100.3 million of the 2019 Senior Notes. All Senior Notes tendered to the Securities Swap Proposal were swapped and subsequently cancelled.

Giving effect to the aggregate $214.4 million swap and cancellation of Senior Notes, the Company estimates its total net debt, net of the market value of the remaining Tourmaline Shares held is approximately $29.5 million, down close to 86 percent from $203.6 million at year end 2015. The current estimate of total net debt is comprised of: $60.6 million in face value Senior Notes ($36.1 million 2018

Senior Notes and $24.5 million 2019 Senior Notes); $21.3 million due November 16, 2016 as per the financing arrangement secured by 1.0 million Tourmaline Shares; a margin loan of $10.6 million secured by the remaining 0.85 million Tourmaline Shares due April 2017; offset by estimated net working capital of $5.0 million and by the market value of the remaining 1.85 million Tourmaline Shares of approximately $58.0 million (based on a market price of $31.38 per Tourmaline Share on May 25, 2016).

Perpetual remains focused on strengthening its balance sheet, managing liquidity and restoring positive funds flow as top priorities in the current depressed commodity price environment.

Forward-Looking Statements

Certain information regarding Perpetual in this material change report including management’s assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding the Corporation’s plans to strengthen its balance sheet, manage liquidity and restore positive funds flow as its top priorities. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions, and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Perpetual’s Annual Information Form and MD&A for the year ended December 31, 2015 and those included in other reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual’s website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Non-GAAP Measures

This material change report contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”), such as net debt. Readers are referred to the “Advisories” section of the Company’s management’s discussion and analysis for the quarter ended March 31, 2016 which is available under the Company’s SEDAR profile at www.sedar.com for a description of how this measure is calculated.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business numbers of the executive officer of Perpetual who is knowledgeable of the material change and this report is:

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Telephone: (403) 269-4400

Facsimile: (403) 269-4444

9.	Date of Report:

June 3, 2016